United States securities and exchange commission logo





                       February 15, 2022

       Timothy Millage
       Vice President, Chief Financial Officer and Treasurer
       Lee Enterprises, Inc
       4600 E 53rd Street
       Davenport, Iowa 52807

                                                        Re: Lee Enterprises,
Inc
                                                            Form 10-K for the
fiscal year ended September 26, 2021
                                                            File No. 001-06227

       Dear Mr. Millage:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Manufacturing